UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13-a16 OR 15-d16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of: July 2008
Commission File Number: 1-10888
TOTAL S.A.
(Translation of registrant’s name into English)
2, place de la Coupole
92078 Paris La Défense Cedex
France
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ______.

SIGNATURES
EXHIBIT INDEX
EX-99.1: New LNG Agreement between Total and CNOOC
EX-99.2: New Jubail Refining and Petrochemical Company by Total and Saudi Aramco
EX-99.3: Summer School 2008
EX-99.4: Share Buy-Back, 2nd quarter 2008
EX-99.5: Agreement with Libyan National Oiil Corporation
EX-99.6: Total Increases Offer Price for Syneco Energy, Canada

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOTAL S.A.
Date: July 30, 2008	By:	/s/ Charles Paris de Bollardière
Name : Charles PARIS de BOLLARDIERE
Title : Treasurer

EXHIBIT INDEX

•	EXHIBIT 99.1:	Total and CNOOC strengthen their partnership and sign an agreement to supply LNG to China (June 16, 2008).

•	EXHIBIT 99.2:	Saudi Aramco and Total create the Jubail Refining and Petrochemical Company (June 22, 2008).

•	EXHIBIT 99.3:	Total Summer School 2008 welcomes 104 students from 80 universities worldwide for a weeklong session on energy issues (July 2, 2008).

•	EXHIBIT 99.4:	Notice of Repurchase of Ordinary Shares of Total for the 2nd quarter 2008 (July 11, 2008).

•	EXHIBIT 99.5:	Signature of an agreement with Libyan National Oil Corporation to renew NC115 and NC186 contracts (July 17, 2008).

•	EXHIBIT 99.6:	Total increases offer price for Synenco Energy — Major shareholders commit to tender (July 24, 2008).